AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 19, 2002

                                                        REGISTRATION NO. 333-

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                  NEXMED, INC.
             (Exact Name of Registrant as Specified in its Charter)


           NEVADA                                             87-0449967
(State or Other Jurisdiction of                            (I.R.S. Employer
         Incorporation)                                  Identification Number)

                             350 CORPORATE BOULEVARD
                         ROBBINSVILLE, NEW JERSEY 08691
                                 (609) 208-9688
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Offices)

                                  VIVIAN H. LIU
                             350 CORPORATE BOULEVARD
                         ROBBINSVILLE, NEW JERSEY 08691
                                 (609) 208-9688
                           (609) 208-1868 (FACSIMILE)
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                                   COPIES TO:

                              ROBERT L. KOHL, ESQ.
                          KATTEN MUCHIN ZAVIS ROSENMAN
                               575 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 940-8800
                            (212) 940-8776(FACSIMILE)


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as possible after the Registration Statement becomes effective.

     If the only Securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

         If any of the Securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than Securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this form is filed to register additional Securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c)under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

--------------------------------------------------------------------------------

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
                                                    Proposed Maximum            Proposed Maximum          Amount of
  Title of Shares to be         Amount to be       Aggregate Price Per         Aggregate Offering       Registration
    to be Registered            Registered             Share(1)                      Price                  Fee
------------------------------------------------------------------------------------------------------------------------
  Common Stock, $0.001 par       5,458,657(2)             $2.125                $11,599,646              $1,012
 value (the "Common Stock")
------------------------------------------------------------------------------------------------------------------------


(1)      Pursuant to Rule 457(c) as of July 16, 2002.

(2) Pursuant to the terms of a registration rights agreement dated June 11, 2002 between the registrant, The Tail Wind Fund, Ltd. and Solomon Strategic Holdings, Inc., the registrant is registering a number of shares of common stock equal to 130% of the number of shares issuable upon full conversion of the convertible debentures issued pursuant to a purchase agreement dated June 11, 2002 (1.30 x 1,225,490 shares) plus 100% of the shares issuable upon exercise of warrants issued concurrently with the debentures (389,408 shares). Pursuant to purchase agreements dated June 28, 2002, the registrant is registering for resale 2,666,670 shares of its Common Stock as well as 533,334 additional shares of its Common Stock issuable on exercise of warrants granted to the purchasers of Common Stock pursuant to such purchase agreements. In addition, 276,108 shares issuable upon exercise of warrants held by five other selling shareholders are being registered. These numbers of shares are subject to adjustment to prevent dilution resulting from stock splits, stock dividends, sales of stock below certain prices or similar events as specified in the terms of the debentures and the warrants. Pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers such number of additional securities to be offered or issued in connection with conversion or payment of the convertible debentures or exercise of the warrants to prevent dilution resulting from stock splits, stock dividends, sales of stock below certain prices (as to certain of the warrants) or similar events.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

                                   PROSPECTUS
                                  NEXMED, INC.
                                5,458,657 SHARES
                                  COMMON STOCK


         This prospectus relates to the resale, from time of up to 5,458,657 shares of Common Stock of NexMed, Inc., a Nevada corporation, all of which are being offered by the selling shareholders named in this prospectus.

         1,593,137 shares consist of shares of Common Stock issued, or issuable in connection with conversion of principal and principal accretions of our convertible note, 1,198,850 shares consist of shares of Common Stock issuable upon exercise of warrants with exercise prices ranging from $2.81 to $7.00 per share and 2,666,670 shares consist of shares of Common Stock purchased by certain selling shareholders in a private placement completed June 28, 2002. Warrants were issued to the purchasers of the convertible notes and to two placement agents (or their assignees) in connection with the assistance of such agents in placing our securities. See "Selling Shareholders" at page 13.

         Although we will receive the exercise price of any warrants exercised by the selling shareholders, all net proceeds from the sale of the shares of Common Stock offered by this prospectus will go to the selling shareholders; we will not receive any proceeds from such sales. Assuming all of the warrants are exercised for cash, we would receive gross proceeds of approximately $3,972,788.

         Our Common Stock is listed on the Nasdaq Stock Market under the ticker symbol "NEXM". On July 16, 2002, the last reported sale price of our common stock was $2.15 per share.

                              ---------------------
         THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 6, IN DETERMINING WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.
                              ---------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----

WHERE YOU CAN FIND MORE INFORMATION ....................................    3

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE ........................    3

INFORMATION ABOUT US ...................................................    4

RISK FACTORS ...........................................................    6

USE OF PROCEEDS ........................................................   13

SELLING SHAREHOLDERS ...................................................   13

PLAN OF DISTRIBUTION ...................................................   17

LEGAL MATTERS ..........................................................   20

EXPERTS ................................................................   20


            The date of this prospectus is             , 2002

         No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by NexMed, Inc., any selling shareholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, and we have an internet website address at http:/www.nexmed.com. You may read and copy any document we file at the Securities and Exchange Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the operation of such public reference room. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtain copies of such documents from the Securities and Exchange Commission's web site at http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus and information that we file later with the Securities and Exchange Commission automatically will update and supersede such information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering of the securities covered by this prospectus, as amended:

         (1) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

         (2) Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002;

         (3)  Our Current Report on Form 8-K dated June 12, 2002;

         (4)  Our Current Report on Form 8-K dated July 3, 2002;

         (5) The description of our articles of incorporation and bylaws, both contained in our Registration Statement on Form 10-SB (File No. 0-22245), dated March 14, 1997, including any amendment or report filed for the purpose of updating such information; and

         (6) The description of our securities contained in our Registration Statement on Form S-3 (File No. 333-46976), dated September 29, 2000, including any amendment or report filed for the purpose of updating such information.

         You may request a copy of these filings (including exhibits to such filings that we have specifically incorporated by reference in such filings), at no cost, by writing or telephoning our executive offices at the following address:

                                  NexMed, Inc.
                             350 Corporate Boulevard
                         Robbinsville, New Jersey 08691
                          Attention: Ms. Vivian H. Liu
                                 (609) 208-9688

         You should rely only on the information provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of these shares in any state that prohibits such an offer. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the cover page of such documents.

         All references in this prospectus to "NexMed," the "Company," "us," "our," "Registrant," or "we" include NexMed, Inc., a Nevada corporation, and any subsidiaries or other entities that we own or control. All references in this prospectus to "Common Stock" refer to our Common Stock, par value $.001 per share. All references in this prospectus to "warrants," refer to the warrants to purchase shares of our Common Stock held by the selling shareholders.

         The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus or incorporated by reference in this prospectus.

                              INFORMATION ABOUT US

         We have been in existence since 1987. Since 1994, we have positioned ourselves as a pharmaceutical and medical technology company with a focus on developing and commercializing therapeutic products based on proprietary delivery systems.

         We are currently focusing our efforts on new and patented topical pharmaceutical products based on a penetration enhancement drug delivery technology known as NexACT(R), which may enable an active drug to be better absorbed through the skin. The NexACT(R) transdermal drug delivery technology is designed to enhance the absorption of an active drug through the skin, overcoming the skin's natural barrier properties and enabling high concentrations of the active drug to rapidly penetrate the desired site of the skin or extremity. Successful application of the NexACT(R) technology would improve therapeutic outcomes and reduce gastrointestinal or other systemic side effects that often accompany oral medications.

         We intend to continue our efforts developing topical treatments including cream, gel, patch and tape, based on the application of NexACT(R) technology to drugs: (1) previously approved by the FDA, (2) with proven efficacy and safety profiles, (3) with patents expiring or expired and (4) with proven market track records and potential.

         Currently, we are focusing our application of the NexACT(R) technology to Alprox-TD(R) and Femprox(R) creams, for the treatment of male erectile dysfunction ("ED") and female sexual arousal disorder ("FSAD"), respectively. We are also exploring the application of the NexACT(R) technology to other drug compounds and delivery systems, and are in the early stage of developing new products such as a topical treatment for nail fungus, a topical non-steroidal anti-inflammatory drug ("NSAID") treatment for pain and inflammation, and a topical anti-emetic treatment for the prevention of nausea and vomiting associated with post-operative surgical procedures and cancer chemotherapy.

         Alprox-TD(R) is an alprostadil-based cream treatment intended for patients with mild, moderate or severe ED. Our clinical studies have demonstrated that NexACT(R) enhancers promote the rapid absorption of alprostadil and improve clinical responses. In November 2001, we initiated our Phase 3 clinical development program for Alprox-TD consisting of two pivotal studies, which will enroll up to 2,500 patients at approximately 80 sites throughout the U.S. The two pivotal Phase 3 studies are randomized, double-blind, placebo-controlled, and designed to confirm the efficacy and safety of Alprox-TD(R) in patients with various degrees of ED. In March 2002, we initiated a Phase 3 open-label study for Alprox-TD(R). The purpose of the new study is to confirm the safety of Alprox-TD(R) on a longer term basis and will include new patients as well as those who have completed testing in one of the two pivotal Phase 3 studies and elect to continue using Alprox-TD(R) for an additional period. We anticipate that at the current rate of patient enrollment and completion, the two pivotal Phase 3 studies should be completed by year-end 2002, and the New Drug Application ("NDA") submitted to the FDA during 2003. Completion of the open-label study is not a prerequisite for our NDA submission.

         In July 2001, Alprox-TD(R) was launched in China under the Befar(R) trademark. The product is manufactured and marketed by a local affiliate of Vergemont International Limited, our Asian licensee. We receive from our Asian licensee royalty payments and payments for manufacturing supplies in connection with the distribution of Befar(R) in China and in other Asian markets once Befar(R) is approved for marketing in such other markets. In China, Befar(R) as well as the currently approved oral ED product, are currently classified as controlled substances, and their distribution is limited to prescription by certain urologists and dispensing through hospitals. In March 2002, Befar(R) was approved by the Department of Health for marketing in Hong Kong and in April 2002 our Asian licensee launched Befar(R) in Hong Kong. In November 2001, our Asian licensee filed an NDA with the Health Science Authority for approval to market the product in Singapore.

         Femprox(R) is an alprostadil-based cream product intended for the treatment of FSAD. We have recently completed a Phase 2 clinical study with Femprox(R). This multi-center at home use study was randomized, double-blind, placebo-controlled, and designed to investigate the efficacy and safety of the Femprox(R) cream in 98 pre-menopausal women diagnosed with FSAD. Preliminary clinical results of this Phase 2 study were recently released, and after review and final analysis, the clinical results will be submitted to the FDA for review and comment.

         Another product we are developing is the Viratrol(R) device, a therapeutic medical device for the treatment of herpes simplex diseases without the use of drugs. The Viratrol(R) device is hand-held, non-invasive, and designed to treat herpes simplex lesions. The device topically delivers a minute electrical current to an infected site and may block lesions from forming and/or shorten healing time once lesions develop. In December 2001, we submitted to the FDA our planned protocols for the initiation of a clinical study designed to support the efficacy claims of the Viratrol(R) device in treating patients with oral herpes lesions. The FDA has provided us with comments on the clinical protocol for our planned efficacy study. Pending the availability of financing, we may elect to initiate the study.



                                  RISK FACTORS

WE HAVE AN URGENT NEED FOR ADDITIONAL FINANCING.

         While we have recently completed two financings which have resulted in our receipt of net proceeds of approximately $11 million, at a cash expenditure rate of approximately $1.8 million per month, such proceeds, combined with other cash on hand, are sufficient to finance our activities at the current rate for approximately the next six months. We will require additional financing even to complete our clinical programs. We will seek additional financing from the sale of equity or debt, from private and public sources and/or from collaborative licensing and/or marketing arrangements with third parties. However, we have not made arrangements for, and there is no assurance that such additional external funding will be available to us on acceptable terms, if at all. If we cannot obtain such additional financing or partnering arrangements, we may need to modify our business objectives or reduce or cease certain or all of our product development programs and other operations.

         In general, we will require a significant capital infusion to pursue our research, development and commercialization plans to completion. We cannot assure you that (1) we will obtain regulatory approval or develop any additional products, (2) if successful, we will attract sufficient capital to complete any development and commercialization undertaken or (3) any such development and commercialization will be successful.

WE CONTINUE TO INCUR OPERATING LOSSES.

         Our current business operations began in 1994 and we have a limited operating history. We may encounter delays, uncertainties and complications typically encountered by development stage businesses. We have generated minimal revenues from the limited sales of Befar(R) in China and have not marketed or generated revenues in the U.S. from our products under development. We are not profitable and have incurred an accumulated deficit of $45,925,298 from our inception through March 31, 2002. Our current ability to generate revenues and to achieve profitability and positive cash flow will depend on the successful commercialization of our products currently under development. However, even if we eventually generate revenues from sales of our products currently under development, we expect to incur significant operating losses over the next several years. Our ability to become profitable will depend, among other things, on our (1) development of our proposed products, (2) obtaining of regulatory approvals of our proposed products on a timely basis and (3) success in manufacturing, distributing and marketing our proposed products.

OUR INDEPENDENT ACCOUNTANTS HAVE DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN FOR A REASONABLE PERIOD OF TIME.

         As a result of our losses through December 31, 2001, working capital deficiency and accumulated deficit, our independent accountants have concluded that there is substantial doubt as to our ability to continue as a going concern for a reasonable period of time, and have modified their report contained in our Form 10-K for December 31, 2001 in the form of an explanatory paragraph describing the events that have given rise to this uncertainty. Our continuation is based on our ability to generate or obtain sufficient cash to meet our obligations on a timely basis and ultimately to attain profitable operations. Our independent auditors' going concern qualification may make it more difficult for us to obtain additional funding to meet our obligations. We anticipate that we will continue to incur significant losses until successful commercialization of one or more of our products. There can be no assurance that we can be operated profitably in the future.

WE WILL NEED SIGNIFICANT FUNDING EVEN TO CONTINUE WITH OUR RESEARCH AND DEVELOPMENT EFFORTS.

         Our research and development expenses for the years ended December 31, 2001, 2000, and 1999 were $12,456,384, $6,892,283, and $2,374,024, respectively.
From January 1, 1994, when we repositioned ourselves as a medical and pharmaceutical technology company until March 31, 2002, we have spent $33,328,148 on research and development. We anticipate that our expenses for research and development will continue to increase with our advanced clinical development efforts.

         We will need significant funding to pursue our research, development and commercialization plans. We intend to focus our current development efforts on the Alprox-TD(R) and Femprox(R) cream treatments. These products are currently in the research and development stage. We believe that our current cash reserves are sufficient to support, at the current rate of patient enrollment for the ongoing Phase 3 studies on the Alprox-TD(R) cream for the next six months and analyze and submit to the FDA the results of the Phase 2 study on Femprox(R). We have generated minimal revenues from the limited sales of Befar(R) in China and have not marketed or generated revenues in the U.S. from our products under development.

         Our products under development will require significant time-consuming and costly research and development, clinical testing, regulatory approval and significant additional investment prior to their commercialization. There can be no assurance that (1) the research and development activities we conduct will be successful, (2) products under development will prove to be safe and effective,
(3) any of the clinical development work will be completed, or (4) the anticipated products will be commercially viable or successfully marketed. Commercial sales of our products cannot begin until we receive final FDA approval. The earliest likely time for such final approval of the first product which may be approved, Alprox-TD(R), is sometime during first half of 2004.

WE ARE DEPENDENT UPON PATENTS AND INTELLECTUAL PROPERTY RIGHTS.

         Proprietary protection for our pharmaceutical products is of material importance to our business in the U.S. and most other countries. We have and will continue to seek proprietary protection for our products to attempt to prevent others from commercializing equivalent products in substantially less time and at substantially lower expense. Our success may depend on our ability to (1) obtain effective patent protection within the U.S. and internationally for our proprietary technologies and products, (2) defend patents we own, (3) preserve our trade secrets, and (4) operate without infringing upon the proprietary rights of others.

         We have seven U.S. patents either acquired or received out of a series of patent applications that we have filed in connection with our NexACT(R) technology and our NexACT-based products under development, such as Alprox-TD(R) Femprox(R), and our NSAID cream. We have three U.S. patents issued on the Viratrol(R) device and one patent application pending with respect to the technology, inventions and improvements that are significant to the Viratrol(R) device. To further strengthen our global patent position on our proprietary products under development, and to expand the patent protection to other markets, we have filed under the Patent Cooperation Treaty, corresponding international applications for our issued U.S. patents and pending U.S. patent applications.

         While we have obtained patents and have several patent applications pending, the extent of effective patent protection in the U.S. and other countries is highly uncertain and involves complex legal and factual questions. No consistent policy addresses the breadth of claims allowed in or the degree of protection afforded under patents of medical and pharmaceutical companies. Patents we currently own or may obtain might not be sufficiently broad to protect us against competitors with similar technology. Any of our patents could be invalidated or circumvented.

         There have been patents issued to others such as Vivus, Inc. and MacroChem Corporation on the use of alprostadil for the treatment of male or female sexual dysfunction. While we believe that our patents will prevail in any potential litigation, we can provide no assurance that the holders of these competing patents will not commence a lawsuit against us or that we will prevail in any such lawsuit. Litigation could result in substantial cost to and diversion of effort by us, which may harm our business. In addition, our efforts to protect or defend our proprietary rights may not be successful or, even if successful, may result in substantial cost to us.

WE DEPEND UPON THIRD PARTY MANUFACTURERS FOR OUR CHEMICAL MANUFACTURING
SUPPLIES.

         In October 2000, we acquired a 31,500 square foot industrial facility, located in East Windsor, New Jersey, which we are in the process of developing and validating as a manufacturing facility designed to meet the Good Manufacturing Practice (GMP) standards as required by the FDA. We anticipate that upon completion, our manufacturing facility will have the capacity to meet our anticipated needs for full-scale commercial production. Initially, we are utilizing the facility to manufacture Alprox-TD(R) and Femprox(R) for continuing clinical testing purposes.

         We depend on third party chemical manufacturers for alprostadil, the active drug in Alprox-TD(R) and Femprox(R) and for the supply of our NexACT(R) enhancers that are essential in the formulation and production of our topical products, in a timely basis and at satisfactory quality levels. If our validated third party chemical manufacturers fail to produce quality products on time and in sufficient qualities, our results would suffer, as we would encounter costs and delays in revalidating new third party suppliers.

WE FACE SEVERE COMPETITION.

         We are engaged in a highly competitive industry. We expect increased competition from numerous existing companies, including large international enterprises, and others entering the industry. Most of these companies have greater research and development, manufacturing, marketing, financial, technological, personnel and managerial resources. Acquisitions of competing companies by large pharmaceutical or healthcare companies could further enhance such competitors' financial, marketing and other resources. Competitors may complete clinical trials, obtain regulatory approvals and commence commercial sales of their products before we could enjoy a significant competitive advantage. Products developed by our competitors may be more effective than our products.

         Certain treatments for ED, such as needle injection therapy, vacuum constriction devices, penile implants, transurethral absorption and oral medications, currently exist, have been approved for sale in certain markets and are being improved. Currently known products for the treatment of ED developed or under development by our competitors include the following: (1) Caverject(R), Pharmacia & Upjohn Company's needle injection therapy; (2) Viagra(R), Pfizer, Inc.'s oral product to treat ED; and (3) Muse(R), Vivus, Inc.'s device for intra-urethral delivery of a suppository containing alprostadil. In addition, the following products are currently under development: (1) Topiglan(R), a topical treatment containing alprostadil based on a proprietary drug delivery system under development by MacroChem Corporation; (2) Vasomax(R), an oral medication to be marketed through a collaborative effort of Zonagen, Inc. and Schering Plough Pharmaceuticals; (3) Cialis(R), an oral formulation to be marketed through a joint venture between ICOS and Eli Lilly & Co; (4) Uprima(R), an oral medication to be marketed by TAP Pharmaceuticals, a joint venture between Takeda Pharmaceuticals Japan and Abbott Laboratories; and (5) vardenafil(R), an oral medication to be marketed through a collaborative effort of Bayer AG and GlaxoSmithKline, Inc.

WE ARE SUBJECT TO NUMEROUS AND COMPLEX GOVERNMENT REGULATIONS.

         Governmental authorities in the U.S. and other countries heavily regulate the testing, manufacture, labeling, distribution, advertising and marketing of our proposed products. None of our proprietary products under development, including the Alprox-TD(R) and Femprox(R) creams utilizing the NexACT(R) technology as well as the Viratrol(R) device, has been approved for marketing in the U.S. Before we market any products we develop, we must obtain FDA and comparable foreign agency approval through an extensive clinical study and approval process.

         The studies involved in the approval process are conducted in three phases. In Phase 1 studies, researchers assess safety or the most common acute adverse effects of a drug and examine the size of doses that patients can take safely without a high incidence of side effects. Generally, 20 to 100 healthy volunteers or patients are studied in the Phase 1 study for a period of several months. In Phase 2 studies, researchers determine the drug's efficacy with short-term safety by administering the drug to subjects who have the condition the drug is intended to treat, assess whether the drug favorably affects the condition, and begin to identify the correct dosage level. Up to several hundred subjects may be studied in the Phase 2 study for approximately 6 to 12 months, depending on the type of product tested. In

Phase 3 studies, researchers further assess efficacy and safety of the drug. Several hundreds to thousands of patients may be studied during the Phase 3 studies for a period of from 12 months to several years. Upon completion of Phase 3 studies, a NDA is submitted to the FDA or foreign governmental regulatory authority for review and approval.

         Our failure to obtain requisite governmental approvals timely or at all will delay or preclude us from licensing or marketing our products or limit the commercial use of our products, which could adversely affect our business, financial condition and results of operations.

         Because we intend to sell and market our products outside the U.S., we will be subject to foreign regulatory requirements governing the conduct of clinical trials, product licensing, pricing and reimbursements. These requirements vary widely from country to country. Our failure to meet each foreign country's requirements could delay our introduction of our proposed products in the respective foreign country and limit our revenues from sales of our proposed products in foreign markets.

         Successful commercialization of our products may depend on the availability of reimbursement to the consumer from third-party healthcare payers, such as government and private insurance plans. Even if we succeed in bringing one or more products to market, reimbursement to consumers may not be available or sufficient to allow us to realize an appropriate return on our investment in product development or to sell our products on a competitive basis. In addition, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental controls. In the U.S., federal and state agencies have proposed similar governmental control and the U.S. Congress has recently considered legislative and regulatory reforms that may affect companies engaged in the healthcare industry. Pricing constraints on our products in foreign markets and possibly in the U.S. could adversely effect our business and limit our revenues.

WE WILL NEED TO PARTNER TO OBTAIN EFFECTIVE SALES, MARKETING AND DISTRIBUTION.

         We have engaged in discussions with several large pharmaceutical companies regarding a strategic partnership for the Alprox-TD(R) cream but we cannot assure you that we will be able to conclude an arrangement on a timely basis, if at all, or on terms acceptable to us. With our current cash reserves, we have elected to proceed with our Phase 3 program on the Alprox-TD(R) cream while concurrently pursuing these discussions.

         We currently have no sales force or marketing organization and will need, but may be unable, to attract and retain qualified or experienced marketing and sales personnel. We will need to secure a marketing partner who is able to devote substantial marketing efforts to achieve market acceptance for our proprietary products under development. The marketing partner will need to spend significant funds to inform potential customers, including third-party distributors, of the distinctive characteristics and benefits of our products. Our operating results and long term success will depend on our ability to establish (1) successful arrangements with domestic and international distributors and marketing partners and (2) an effective internal marketing organization.

         In Asia, our subsidiary, NexMed International Limited, and our Asian licensee, Vergemont International Limited, entered into a license agreement in 1999 pursuant to which (1) Vergemont International Limited has an exclusive right to manufacture and to market in China and Asian Pacific countries, our Alprox-TD(R), Femprox(R) and three other of our proprietary products under development, and (2) we will receive a royalty on sales and supply, on a cost plus basis, the NexACT(R) enhancers that are essential in the formulation and production of our proprietary topical products. In fourth quarter 2001 and the first quarter of 2002, we recorded modest receipts from our Asian licensee for royalty on sales of Befar(R) in China and for manufacturing supplies purchased from us.

WE MAY BE SUBJECT TO POTENTIAL PRODUCT LIABILITY CLAIMS.

         We are exposed to potential product liability risks inherent in the development, testing, manufacturing, marketing and sale of human therapeutic products. Product liability insurance for the pharmaceutical industry is extremely expensive, difficult to obtain and may not be available on acceptable terms, if at all. We currently have liability insurance to cover claims related to our products that may arise from clinical trials, but we do not maintain product liability insurance and we may need to acquire such insurance coverage prior to the commercial introduction of our products. If we obtain such coverage, we have no guarantee that the coverage limits of such insurance policies will be adequate. A successful claim against us if we are uninsured, or which is in excess of our insurance coverage, if any, could have a material adverse effect upon us and on our financial condition.

WE ARE VULNERABLE TO VOLATILE MARKET CONDITIONS.

         The market prices for securities of biopharmaceutical and biotechnology companies, including ours, have been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, future announcements, such as the results of testing and clinical trials, the status of our relationships with third-party collaborators, technological innovations or new therapeutic products, governmental regulation, developments in patent or other proprietary rights, litigation or public concern as to the safety of products developed by us or others and general market conditions, concerning us, our competitors or other biopharmaceutical companies, may have a significant effect on the market price of our common stock.

WE ARE SUBJECT TO ENVIRONMENTAL LAW COMPLIANCE.

         Most of our manufacturing and certain research operations are or will be affected by federal, state and local environmental laws. We have made, and intend to continue to make, necessary expenditures for compliance with applicable laws. While we cannot predict with certainty the future operating costs for environmental compliance, we do not believe they will have a material effect on our capital expenditures, earnings or competitive position.

WE DO NOT EXPECT TO PAY DIVIDENDS ON OUR COMMON STOCK IN THE FORESEEABLE FUTURE.

         Although our shareholders may receive dividends if, as and when declared by our board of directors, we do not intend to pay dividends on our Common Stock in the foreseeable future. Therefore, you should not purchase our Common Stock if you need immediate or future income by way of dividends from your investment.

WE MAY ISSUE ADDITIONAL SHARES OF OUR CAPITAL STOCK THAT COULD DILUTE THE VALUE OF YOUR SHARES OF COMMON STOCK.

         We are authorized to issue 90,000,000 shares of our capital stock, consisting of 80,000,000 shares of our Common Stock and 10,000,000 shares of our preferred stock of which 1,000,000 is designated as Series A Junior Participating Preferred Stock. At July 3, 2002, 28,206,324 shares of our Common Stock and no shares of our preferred stock were issued and outstanding, and 8,667,289 shares of our Common Stock were issuable upon the exercise of options, warrants, or other convertible securities (including the convertible notes and warrants held by the selling shareholders).

        In light of our need for additional financing, we may issue authorized and unissued shares of Common Stock at below current market prices or preferred stock that could dilute the earnings per share and book value of your shares of our Common Stock.

THE PROVISIONS OF THE NOTES ISSUED TO SELLING SHAREHOLDERS WOULD SUBJECT OUR SHAREHOLDERS TO FURTHER DILUTION IF WE WERE TO ISSUE COMMON STOCK AT PRICES BELOW MARKET OR BELOW THE CONVERSION PRICE IN THE NOTES OR PREPAY PRINCIPAL THROUGH REQUIRED CONVERSIONS.

        In addition to provisions providing for proportionate adjustments in the event of stock splits, stock dividends, reverse stock splits and similar events, the convertible notes provide (with certain exceptions) for an adjustment of the conversion price if we issue shares of common stock at prices lower than the conversion price or the then prevailing market price. This means that if we need to raise equity financing at a time when the market price for our common stock is lower than the conversion price, or if we need to provide a new equity investor with a discount from the then prevailing market price, then the conversion price will be reduced and the dilution to shareholders increased. In addition, we are permitted (with certain exceptions) to require conversion of up to $250,000 principal amount of the notes every month. If we do so, the notes would convert valuing our common stock at a price equal to 90% of then average market value, which would result in additional dilution. The same formula (with the same dilutive result) applies if accreted amounts are "paid" in our common stock rather than cash, at our election.

THE PROVISIONS OF WARRANTS TO PURCHASE AN AGGREGATE OF 389,408 SHARES OF COMMON STOCK PROVIDE FOR REDUCTIONS IN THE EXERCISE PRICE IF WE ISSUE COMMON STOCK AT PRICES BELOW MARKET OR BELOW THE WARRANT EXERCISE PRICES.

        In addition to provisions providing for proportionate adjustments in the event of stock splits, stock dividends, reverse stock splits and similar events, the warrants provide for a reduction of the exercise price if we issue shares of common stock at prices lower than the exercise price or lower than the then average market price. The number of shares issuable under the warrants would change in this case in inverse proportion, but we would receive the same amount of proceeds if the warrants were subsequently exercised in full.

OUR COMMON STOCK IS CURRENTLY QUOTED ON THE NASDAQ NATIONAL MARKET SYSTEM.

      To continue to be listed on the Nasdaq National Market System, we must maintain certain requirements. If we fail to satisfy one or more of the requirements, our Common Stock may be delisted. If our Common Stock is delisted, and does not become listed on another stock exchange, then it will be traded, if at all, in the over-the-counter market commonly referred to as the NASD OTC Bulletin Board and/or the "pink sheets." If this occurs, it may be more difficult for you to sell our Common Stock.


                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the shares of Common Stock offered by this prospectus. All proceeds from the sale of the shares covered by this prospectus will be for the account of the selling shareholders named herein. See "Selling Shareholders" and "Plan of Distribution." However, assuming all of the warrants are exercised by the selling shareholders, and that certain of the selling shareholders whose warrants contain "cashless exercise" provisions do not utilize such provisions, we would receive approximately $3,972,788 in gross proceeds from those exercises. Any such proceeds will be used for working capital purposes.


                              SELLING SHAREHOLDERS

         The shares covered by this prospectus have been issued in a private placement to certain selling shareholders or will be issued upon the conversion of convertible notes and the exercise of warrants to purchase shares of Common Stock. The number of shares of Common Stock that may be actually sold by the selling shareholders will be determined by such selling shareholders.

         The selling shareholders are the persons and/or entities listed in the table below who own our Common Stock, our convertible notes or warrants to purchase shares of our Common Stock. We are registering for the 23 selling shareholders named herein, an aggregate of 5,458,657 shares of Common Stock.

         Pursuant to a purchase agreement dated June 11, 2002 among us, The Tail Wind Fund Ltd. and Solomon Strategic Holdings, Inc., we issued and sold to such selling shareholders on that date, for an aggregate purchase price of $5,000,000:

         5% convertible notes due November 30, 2005 in the aggregate principal amount of $5.0 million, convertible into shares of our common stock at a conversion price of $4.08 per share, subject to adjustment; and purchase warrants to purchase an aggregate of 389,408 shares of our common stock at an initial exercise price of $4.08 per share, subject to adjustment.

         The convertible notes are convertible at the option of the holder at a price of $4.08 per share. We can require the conversion of up to $250,000 principal amount of notes every month (with certain exceptions) as well as the conversion of accrued amounts. If we do so, the relevant portion of the notes would convert valuing our common stock at a price equal to 90% of the then average market value.

         The convertible notes and related warrants provide for proportionate adjustments in the event of stock splits, stock dividends and reverse stock splits. In addition, the conversion price and exercise prices on warrants held by the noteholders will be reduced, with certain specified exceptions, if we issue shares at lower prices then the notes conversion or warrant exercise prices, or less than average market values for our common stock. If certain of the conversion features and the anti-dilution terms of the notes and warrants are actually utilized, the Company may be required to record charges to operations in the future.

         In connection with the issuance of the notes to The Tail Wind Fund and Solomon Strategic Holdings, we paid a placement fee to Griffin Securities, Inc. in the amount of $125,000 and we issued 38,941 purchase warrants to Griffin Securities, Inc.

         Pursuant to purchase agreements dated as of June 28, 2002, we sold 2,666,670 shares of Common Stock and warrants to purchase 533,334 shares of Common Stock to 16 accredited investors. The shares and warrants were sold in units of five shares of Common Stock and one two-year warrant to purchase an additional share of Common Stock at $2.81 per share. The unit purchase price was $11.25 per unit.

         In connection with the sale of the units we paid a placement fee to Security Research Associates, Inc. of $249,938 and we issued 222,167 purchase warrants to Security Research Associates, Inc. Subsequent to the closing of the units sale, Security Research Associates, Inc. assigned its warrants to four of the selling shareholders. The purchase warrants have an exercise price of $2.81 per share and expire on June 28, 2005. If all such warrants and warrants issued pursuant to the above-referenced purchase agreements are exercised at $2.81 per share, we would receive $2,122,958.

         38,941 of the purchase warrants issued to Griffin Securities, Inc., a selling shareholder, have an exercise price of $4.01 per share, and 15,000 such warrants have an exercise price of $7.00 per share, both subject to adjustment. The exercise periods extend to June 11, 2005 and July 27, 2003, respectively. If all of the purchase warrants are exercised at such prices, we would receive proceeds of approximately $261,150.

         We have the option of redeeming the warrants held by the two noteholders at a price of $.01 per underlying warrant share, if the average closing bid price of our common stock is greater than $10.20 (as adjusted) for fifteen consecutive trading days in any calendar month prior to June 2004. The warrants held by Griffin Securities, Inc. have similar redemption provisions; warrants held by the other selling shareholders do not.

         No proceeds can be expected to be received from the exercise of the warrants unless the market price of our common stock is higher than the applicable exercise prices since otherwise the holders are unlikely to exercise.

         No commissions are payable by us or the holders of the convertible notes and the warrants in connection with a conversion or exercise.

         Under the terms of a registration rights agreement with The Tail Wind Fund, Ltd. and Solomon Strategic Holdings, Inc., the number of shares being registered for them is one hundred and thirty percent of the number of shares necessary to convert the debentures into common stock in full at the conversion price, plus the number of shares underlying the warrants. Thus, the shares of common stock covered under this prospectus include all shares which may be issued (i) upon resale of shares of Common Stock held by selling shareholders,
(ii) upon conversion of the principal amount of the convertible notes, (iii) in payment of accrued amounts under the convertible notes in the case where such amounts are converted, and (iv) upon exercise of the warrants.

         The following table sets forth, as of July 16, 2002: (1) the name of each selling shareholder, (2) the number of shares of our Common Stock beneficially owned by each selling shareholder, including the number of shares purchasable upon conversion of convertible notes and exercise of warrants, (3) the maximum number of shares of Common Stock which the selling shareholders can sell pursuant to this prospectus and (4) the number of shares of Common Stock that the selling shareholders would own if they sold all their shares registered by this prospectus. Each selling shareholder will receive all of the net proceeds from the sale of its shares of Common Stock offered by this prospectus.

         Because the selling shareholders may sell all or part of their shares of Common Stock pursuant to this prospectus and this offering is not being underwritten on a firm commitment basis, we cannot estimate the number and percentage of shares of Common Stock that the selling shareholders will hold in the aggregate at the end of the offering covered by this prospectus.


----------------------------------------------------------------------------------------------------------------------
                                                  NUMBER OF SHARES      NUMBER OF SHARES        NUMBER OF SHARES OF
                                                   OF COMMON STOCK      OF COMMON STOCK         COMMON STOCK TO BE
            NAME OF SELLING SHAREHOLDER             OWNED BEFORE        BEING REGISTERED         OWNED AFTER THIS
                                                      OFFERING         BY THIS PROSPECTUS            OFFERING
----------------------------------------------------------------------------------------------------------------------
The Tail Wind Fund Ltd.                             1,291,918(1)           1,586,036(3)                  0
----------------------------------------------------------------------------------------------------------------------
Solomon Strategic Holdings, Inc.
                                                      322,980(1)             396,509(3)                  0
----------------------------------------------------------------------------------------------------------------------
Griffin Securities, Inc.                               53,941(2)              53,941                     0
----------------------------------------------------------------------------------------------------------------------
Blair Family Trust 6/19/92, & amended and              27,000(4)              27,000                     0
     restated 1/16/97
----------------------------------------------------------------------------------------------------------------------
Clipperbay & Co.                                    1,465,652(4)             182,826                 1,282,826
----------------------------------------------------------------------------------------------------------------------
Clarion Capital Corporation                           298,531(4)             133,332                  165,199
----------------------------------------------------------------------------------------------------------------------
Clarion Partners, LP                                   80,054(4)              49,704                  30,350
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                  NUMBER OF SHARES      NUMBER OF SHARES        NUMBER OF SHARES OF
                                                   OF COMMON STOCK       OF COMMON STOCK         COMMON STOCK TO BE
            NAME OF SELLING SHAREHOLDER             OWNED BEFORE        BEING REGISTERED          OWNED AFTER THIS
                                                      OFFERING         BY THIS PROSPECTUS             OFFERING
----------------------------------------------------------------------------------------------------------------------
Clarion Offshore Fund Ltd.                            141,863(4)              49,704                  92,159
----------------------------------------------------------------------------------------------------------------------
Dynamic Equity Hedge Fund                              53,442(4)              53,442                     0
----------------------------------------------------------------------------------------------------------------------
Horizon Waves & Co.                                 2,149,533(4)           1,333,332                  816,201
----------------------------------------------------------------------------------------------------------------------
2030 Investors LLC 401K                               160,000(4)             60,000                   100,000
----------------------------------------------------------------------------------------------------------------------
Kahan Family Trust                                    160,000(4)             60,000                   100,000
----------------------------------------------------------------------------------------------------------------------
Nob Hill Capital Partners LP                          180,000(4)            180,000                      0
----------------------------------------------------------------------------------------------------------------------
Francis E. O'Rourke                                    27,000(4)             27,000                      0
----------------------------------------------------------------------------------------------------------------------
Provident Master Fund Ltd.                            266,664(4)            266,664                      0
----------------------------------------------------------------------------------------------------------------------
Rogers Family Trust 1/21/81                           108,000(4)            108,000                      0
----------------------------------------------------------------------------------------------------------------------
Roy & Ruth Rogers Unit Trust                          108,000(4)            108,000                      0
     9/28/89
----------------------------------------------------------------------------------------------------------------------
Marvin L. Slomowitz                                   534,000(4)            534,000                      0
----------------------------------------------------------------------------------------------------------------------
Leonard J. Sojka Jr.                                   48,500(4)             27,000                   21,500
     Revocable Trust 2/2/01
----------------------------------------------------------------------------------------------------------------------
Brian & Suzanne Swift                                 103,848(5)            103,848                      0
     1991 Living Trust
----------------------------------------------------------------------------------------------------------------------
Leonard H. Cohen                                      141,171(5)            102,345                   38,826
----------------------------------------------------------------------------------------------------------------------
Leonard and Dena Oppenheim                            144,574(5)             10,574                   134,000
     Revocable Trust 1/6/00
----------------------------------------------------------------------------------------------------------------------
Andrew P. Blair                                         5,400(5)              5,400                      0
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Total                                                 7,872,071            5,458,657                 2,781,061
------------------------------------------------ -------------------- ----------------------- ------------------------

         --------------

(1) Assumes conversion of debentures held by the selling shareholders as of July 16, 2002 at a conversion price of $4.08 per share and exercise of all warrants granted to them. The agreements we entered into with The Tail Wind Fund, Ltd. and Solomon Strategic Holdings, Inc. in connection with the private financing prohibit each such entity from beneficially owning more than an aggregate of 9.9% of our common stock each at any time, and each such entity expressly disclaims beneficial ownership of any shares of Common Stock that would cause it to own in excess of 9.9% of our Common Stock.

(2) Consists of 53,941 shares of Common Stock issuable on exercise of warrants issued as compensation for services rendered as a placement agent.

(3) Pursuant to the terms of a registration rights agreement dated June 11, 2002 with The Tail Wind Fund, Ltd. and Solomon Strategic Holdings, Inc., we agreed to register for each such selling shareholder a number of shares of Common Stock equal to 130% of the number of shares issuable upon full conversion of the convertible notes (at $4.08 per share) plus 100% of the number of shares of Common Stock issuable upon the exercise of warrants.

(4) Consists of shares of Common Stock and shares of Common Stock issuable on exercise of warrants.

(5) Consists of shares of Common Stock issuable on exercise of warrants assigned to the selling shareholder by Security Research Associates, Inc., which were issued the warrants as compensation for services rendered as a placement agent.

         Neither the selling shareholders nor any of their officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.


                              PLAN OF DISTRIBUTION

         The selling shareholders may from time to time offer and sell their shares of Common Stock offered by this prospectus. We have registered their shares for resale to provide them with freely tradable securities. However, registration does not necessarily mean that they will offer and sell any or all of their shares.

OFFER AND SALE OF SHARES

         The selling shareholders, or their pledgees, donees, transferees or other successors in interest, may offer and sell their shares of Common Stock in the following manner:

         o in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price;

         o    at fixed prices; or

         o    in privately negotiated transactions.

         The selling shareholders, or their pledgees, donees, transferees or other successors in interest, may sell their shares of Common Stock in one or more of the following types of transactions:

         o a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

         o a broker or dealer may purchase as principal and resell such shares for its own account pursuant to this prospectus;

         o an exchange distribution in accordance with the rules of the exchange;

         o    by writing options;

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

         o any combination of the foregoing, or any other available means allowable under law.

         From time to time, a selling shareholder may transfer, pledge, donate or assign its shares of common stock to lenders or others and each of such persons will be deemed to be a "selling shareholder" for purposes of this prospectus. The number of shares of common stock beneficially owned by a selling shareholder may decrease as and when it takes such actions. The plan of distribution for the selling shareholder's shares of common stock sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be a selling shareholder hereunder.

         A selling shareholder may enter into hedging, derivative or short transactions with broker-dealers in connection with sales or distributions of the shares or otherwise. In these transactions, brokers-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling shareholder. A selling shareholder also may sell shares short and redeliver the shares to close out short positions and engage in derivative or hedging transactions. A selling shareholder may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. A selling shareholder also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares or upon a default the broker-dealer may sell the pledged shares under this prospectus.

SELLING THROUGH BROKERS AND DEALERS

         The selling shareholders may select brokers or dealers to sell their shares of Common Stock. Brokers or dealers that the selling shareholders engage may arrange for other brokers or dealers to participate in selling such shares. The selling shareholders may give such brokers or dealers commissions or discounts or concessions in amounts to be negotiated immediately before any sale. In connection with such sales, these brokers or dealers, any other participating brokers or dealers, and the selling shareholders and certain pledgees, donees, transferees and other successors in interest, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 in connection with the sale of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because the selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling shareholders have advised us that they will not enter into any agreements, understandings or arrangements with any underwriters or brokers or dealers regarding the sale of their securities without written notice to us. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

SUPPLEMENTAL PROSPECTUS REGARDING MATERIAL ARRANGEMENTS

         If and when a selling shareholder notifies us that it has entered into a material arrangement with a broker or dealer for the sale of its shares of Common Stock offered by this prospectus through a block trade, special offering, exchange or secondary distribution or a purchase by a broker or dealer, we will file a supplemental prospectus, if required, pursuant to Rule 424(c) under the Securities Act of 1933.

EXPENSES OF SELLING SHAREHOLDERS

         The selling shareholders may engage brokers or dealers who may receive commissions or discounts from the selling shareholders. While we will pay substantially all of the expenses incident to the registration of the selling shareholders' shares, we will not be responsible for discounts or commissions paid to such brokers or dealers.

COMPLIANCE WITH STATE SECURITIES LAWS

         We have not registered or qualified the shares of Common Stock offered by this prospectus under the laws of any country, other than the United States. In certain states, the selling shareholders may not offer or sell their shares of Common Stock unless (1) we have registered or qualified such shares for sale in such states; or (2) we have complied with an available exemption from registration or qualification. Also, in certain states, to comply with such states' securities laws, the selling shareholders must offer and sell their shares of Common Stock only through registered or licensed brokers or dealers.

LIMITATIONS IMPOSED BY EXCHANGE ACT OF 1934 RULES AND REGULATIONS

         Certain provisions of the Securities Exchange Act of 1934, and related rules and regulations, will apply to the selling shareholders and any other person engaged in a distribution of shares of the Common Stock. Such provisions may (1) limit the timing of purchases and sales of any of the shares of Common Stock by the selling shareholders or such other person; (2) affect the marketability of such stock; and (3) affect the brokers' and dealers' market-making activities with respect to such stock.

SUSPENSION OF THIS OFFERING

         We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to the selling shareholders.

         Wells Fargo Bank Minnesota, N.A., located at P.O. Box 64854, South St. Paul, MN 55164-0854, is the transfer agent and registrar for our common stock.

                                  LEGAL MATTERS

         Certain legal matters with respect to the validity of the issuance of the shares of Common Stock offered by this prospectus have been passed upon on behalf of the Company by Schreck Brignone Godfrey, Las Vegas, Nevada.


                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

--------------------------------------------------------------------------------


                                  NEXMED, INC.

                                5,458,657 SHARES

                                  COMMON STOCK

                                ----------------


                                   PROSPECTUS


                                ----------------

                                          , 2002

--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Expenses to be paid by us in connection with the issuance and distribution of the securities being registered are as follows:

      Registration Fees                                  $ 1,012.00
      Legal Fees and Expenses                             35,000.00*
      Accounting Fees and Expenses                        10,000.00*
      Miscellaneous                                        3,988.00*
                                                         ----------
      Total                                              $50,000.00
                                                         ==========

--------------
         *Estimated

         The selling shareholders will pay none of the expenses incident to the registration of the selling shareholders' shares, except for their own legal fees and for any selling discounts or commissions paid to brokers or dealers engaged by the selling shareholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Our officers and directors are indemnified under Nevada law, our Amended and Restated Articles of Incorporation and our By-laws as against certain liabilities. Our Amended and Restated Articles of Incorporation require us to indemnify our directors and officers to the fullest extent permitted from time to time by the laws of the State of Nevada. Our By-laws contain provisions that implement the indemnification provisions of our Amended and Restated Articles of Incorporation.

      Pursuant to Article X of our Amended and Restated Articles of Incorporation and to the extent permitted by the Nevada Revised Statutes, none of our directors or officers shall be personally liable to us or our stockholders for damages for breach of fiduciary duty as a director or officer, except for (1) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (2) the payment of dividends in violation of the applicable statues of Nevada. Pursuant to Article XI of our Amended and Restated Articles of Incorporation, we shall indemnify any and all persons and their respective heirs, administrators, successors, and assignees, who may serve at any time as directors or officers or who at the request of our board of directors may serve or, at any time, have served as directors or officers of another corporation in which we at such time owned or may own shares of stock or which we were or may be a creditor, against any and all expenses, including amounts paid upon judgments, counsel fees and amounts paid in settlement (before or after suit is commenced), actually and reasonably incurred by such persons in connection with the defense or settlement of any claim, action, suit or proceeding which may be asserted against them or any of them, by reason of being or having been a director or officer of us, or of such other corporation.

      Pursuant to Section 8.1 of our By-laws, no officer or director shall be personally liable for any obligations arising out of any of his or her acts or conduct performed for or on our behalf. We shall indemnify and hold harmless each person and his heirs and administrators who shall serve at any time as a director or officer from and against any and all claims, judgments and liabilities to which such persons shall become subject by any reason of his having been a director of officer or by reason of any action alleged to have been taken or omitted to have been taken by him as such director or officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability, including power to defend such person from all suits as provided for under the provisions of the Nevada Revised Statutes; provided, however, that no such person shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct. We, our directors, officers, employees and agents shall be fully protected in taking any action or making any payment or in refusing to do so in reliance upon the advice of counsel.

         Section 78.138 of the Nevada Revised Statutes provides that a director or officer will not be personally liable to the corporation and its stockholders unless it is proven that (i) the director's or officer's acts or omissions constituted a breach of his fiduciary duties, and (ii) such breach involved intentional misconduct, fraud or a knowing violation of the law. The provisions of the Nevada Revised Statutes with respect to limiting personal liability for directors and officers are self-executing and, to the extent the provisions of our Amended and Restated Articles of Incorporation and By-laws would be deemed to be inconsistent therewith, the provisions of the Nevada Revised Statutes will control.

         Section 78.7502 of the Nevada Revised Statutes permits a corporation to indemnify a present or former director, officer, employee or agent of the corporation, or of another entity which such person is or was serving in such capacity at the request of the corporation made a party to any threatened, pending or completed action, suit or proceeding, except by action by or in the right of the corporation, against expenses, including legal expenses, arising by reason of service in such capacity if such person (i) is not liable pursuant to
Section 78.138 of the Nevada Revised Statutes, or (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to a criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of actions brought by or in the right of corporation, indemnification may be made if the person (i) is not liable pursuant to Section 78.138 of the Nevada Revised Statutes, or (ii) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

      Section 78.751 of the Nevada Revised Statutes permits any discretionary indemnification under Section 78.7502 of the Nevada Revised Statutes, unless ordered by a court or advanced to a director or officer by the corporation in accordance with the Nevada Revised Statutes, authorized by determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination of indemnification must be made (1) by the stockholders, (2) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, (3) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion, or (4) if a quorum consisting of directors who were not parties to the actions, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

         We also maintain directors and officers liability insurance with Admiral Insurance Company with liability limits of $5,000,000 per occurrence and in the aggregate. With some exceptions (fraud and Section 16(b) violations, for example) this coverage extends to most securities law claims.

         In addition, in the agreements that we have entered into with the selling shareholders, we and the selling shareholders agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. The selling shareholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

ITEM 16. EXHIBITS.

Exhibit Number   Description
--------------   -----------

4.1              Form of Common Stock certificate(1)
4.2              Rights Agreement and Form of Rights Certificate (2)
4.3              Form of 5% Convertible Note dated June 11, 2002
4.4              Form of Warrant dated June 11, 2002
4.5              Warrant dated July 27, 2001
4.6              Form of Unit Warrant dated June 28, 2002
4.7              Form of Warrant dated June 28, 2002
5.1 Opinion of Schreck Brignone Godfrey regarding the validity of the Common Stock being registered (3)
23.1             Consent of Schreck Brignone Godfrey (contained in Exhibit 5.1)
23.2             Consent of PricewaterhouseCoopers LLP
24.1             Form of Power of Attorney


-----------------
(1) Incorporated herein by reference to Exhibit 3.1 to our Registration Statement on Form 10-SB (File No. 0-22245) filed with the Commission on March 14, 1997.

(2) Incorporated herein by reference to Exhibit 4 to our Current Report on Form 8-K filed with the Commission on April 10, 2000.

(3) To be filed by amendment.



Item 17. UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

              (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or its most recent post-effective amendment) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered), and any deviation from the low or high end of the estimated maximum offering range, may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

              (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

PROVIDED, HOWEVER, that the undertakings set forth in paragraphs (a)(i) and
(a)(ii) above do not apply if the information required with or furnished to the Securities and Exchange Commission to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

         (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (d) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (f) For the purposes of determining liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Robbinsville, State of New Jersey on this 19th day of July 2002.

                                            NEXMED, INC.


                                            By:
                                                /s/ Y. Joseph Mo
                                                -------------------------
                                                    Y. Joseph Mo
                                                    Chairman of the
                                                    Board of Directors,
                                                    President and C.E.O.


      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


               SIGNATURE               TITLE                          DATE
               ---------               -----                          ----


/s/ Y. Joseph Mo              Chairman of the Board of            July 19, 2002
--------------------------    Directors, President and
Y. JOSEPH MO                  C.E.O.


           *
--------------------------    Vice President, Acting Chief        July 19, 2002
VIVIAN H. LIU                 Financial Officer and Secretary


           *
--------------------------    Director, Vice-President, R&D and   July 19, 2002
JAMES L. YEAGER               Business Development


           *
--------------------------    Director                            July 19, 2002
ROBERT W. GRACY

           *
--------------------------    Director                            July 19, 2002
STEPHEN M. SAMMUT

           *
--------------------------    Director                            July 19, 2002
RICHARD J. BERMAN

By: /s/ Y. Joseph Mo
   --------------------
      Y. JOSEPH MO
   (ATTORNEY-IN-FACT)

                                  EXHIBIT INDEX

Exhibit Number  Description
--------------  -----------

4.1             Form of Common Stock certificate(1)
4.2             Rights Agreement and Form of Rights Certificate (2)
4.3             Form of 5% Convertible Note dated June 11, 2002
4.4             Form of Warrant dated June 11, 2002
4.5             Warrant dated July 27, 2001
4.6             Form of Unit Warrant dated June 28, 2002
4.7             Form of Warrant dated June 28, 2002
5.1 Opinion of Schreck Brignone Godfrey regarding the validity of the Common Stock being registered (3)
23.1            Consent of Schreck Brignone Godfrey (contained in Exhibit 5.1)
23.2            Consent of PricewaterhouseCoopers LLP
24.1            Form of Power of Attorney

--------------
(1) Incorporated herein by reference to Exhibit 3.1 to our Registration Statement on Form 10-SB (File No. 0-22245) filed with the Commission on March 14,1997.

(2) Incorporated herein by reference to Exhibit 4 to our Current Report on Form 8-K filed with the Commission on April 10, 2000.

(3) To be filed by amendment.